UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

CYNTHIA ANN REDUS-TARCHIS, FREDRIC and BONNIE OLIVER, and MICHAEL PATTI,
 	
        Plaintiffs,
 	
v.
 	
NEW YORK LIFE INVESTMENT MANAGEMENT, LLC,
 	
        Defendant.
	Civil No. 2:14-cv-07991-WHW-CLW

**ANSWER OF DEFENDANT NEW YORK LIFE INVESTMENT MANAGEMENT LLC
TO PLAINTIFFS' SECOND AMENDED COMPLAINT**

Defendant New York Life Investment Management LLC ("NYLIM" or "Defendant"), by

and through its undersigned counsel, hereby answers Plaintiffs' Second Amended Complaint (the

"Complaint") and states as follows:

Defendant denies knowledge or information sufficient to form a belief as to the truth of

the allegations contained in the Preamble of the Complaint, except admits that Defendant

maintains an office at 169 Lackawanna Avenue, Parsippany, New Jersey, 07054, and denies that

Plaintiffs have any claim against Defendant.

1.   In response to the allegations contained in Paragraph 1 of the Complaint,

Defendant admits that Plaintiffs purport to bring a claim on behalf of and for the benefit of the

Funds pursuant to Section 36(b) of the 1940 Act, and denies that Plaintiffs have any claim

against Defendant.

2.   In response to the allegations contained in Paragraph 2 of the Complaint, Defendant admits that it has been the investment adviser and manager for the Funds during the relevant time period alleged in the Complaint, and that it receives a fee at an annual rate for providing investment management services to each Fund, which fee is computed daily and is paid to Defendant monthly.

3.   Defendant neither admits nor denies the allegations contained in Paragraph 3 of the Complaint, which constitute legal conclusions as to which no response is required. To the extent that a response is required, Defendant denies that Plaintiffs have any claim against Defendant.

4.   Defendant denies the allegations contained in Paragraph 4 of the Complaint.

5.   Defendant denies the allegations contained in Paragraph 5 of the Complaint.

6.   In response to Paragraph 6 of the Complaint, Defendant admits that for each of the Funds, Defendant pays to a Subadvisor and a Sub-Administrator a portion of the Fund's investment management fee in exchange for services provided to the Funds and Defendant.

7.   Defendant denies the allegations contained in Paragraph 7 of the Complaint.

8.   Defendant denies the allegations contained in Paragraph 8 of the Complaint.

9.   Defendant denies the allegations contained in Paragraph 9 of the Complaint.

10.   Defendant denies the allegations contained in Paragraph 10 of the Complaint.

11.   Defendant denies the allegations contained in Paragraph 11 of the Complaint.

12.   Defendant denies the allegations contained in Paragraph 12 of the Complaint, except admits that Plaintiffs purport to bring this action on behalf of the Funds, and denies that Plaintiffs have any claim against Defendant or are entitled to any of the relief that they seek from Defendant.

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13.   Defendant neither admits nor denies the allegations contained in Paragraph 13 of the Complaint, which constitute legal conclusions as to which no response is required. To the extent that a response is required, Defendant denies that Plaintiffs have any claim against Defendant.

14.   Defendant neither admits nor denies the allegations contained in Paragraph 14 of the Complaint, which constitute legal conclusions as to which no response is required. To the extent that a response is required, Defendant denies that Plaintiffs have any claim against Defendant.

15.   Defendant neither admits nor denies the allegations contained in Paragraph 15 of the Complaint, which constitute legal conclusions as to which no response is required. To the extent that a response is required, Defendant denies that Plaintiffs have any claim against Defendant.

16.   Defendant denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 16 of the Complaint.

17.   Defendant denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 17 of the Complaint.

18.   Defendant denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 18 of the Complaint.

19.   Defendant admits the allegations contained in Paragraph 19 of the Complaint.

20.   In response to Paragraph 20 of the Complaint, Defendant admits that each Fund is a series of an open-end management investment company registered under the 1940 Act, and that each Fund is commonly referred to as a mutual fund. Defendant otherwise denies the allegations contained in Paragraph 20 of the Complaint.

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21.   Defendant admits the allegations contained in Paragraph 21 of the Complaint.

22.   Defendant admits the allegations contained in Paragraph 22 of the Complaint.

23.   Defendant neither admits nor denies the allegations contained in Paragraph 23 of the Complaint, which constitute Plaintiffs' definition as to which no response is required.

24.   In response to Paragraph 24 of the Complaint, Defendant admits that the Funds are collective investments that pool money from investors and invest the money in a portfolio of securities or other assets.

25.   In response to Paragraph 25 of the Complaint, Defendant admits that each Fund issues shares to investors that purchase shares of that Fund, and that each Fund share represents a *pro rata* interest in the Fund's net assets.

26.   Defendant admits the allegations contained in Paragraph 26 of the Complaint.

27.   Defendant admits the allegations contained in Paragraph 27 of the Complaint.

28.   In response to Paragraph 28 of the Complaint, Defendant admits that other service providers, including among others Defendant's affiliates, provide certain other services to the Funds.

29.   Defendant admits the allegations contained in Paragraph 29 of the Complaint.

30.   In response to Paragraph 30 of the Complaint, Defendant admits that the Board is responsible for selecting and monitoring certain service providers for the Funds and other funds in the MainStay Group of Funds.

31.   Defendant admits the allegations contained in Paragraph 31 of the Complaint, and respectfully refers the Court to the full text of the Mainstay Funds Management Agreement described in Paragraph 31 for the exact content and context thereof.

32.   Defendant admits the allegations contained in Paragraph 32 of the Complaint, and respectfully refers the Court to the full text of the Mainstay Funds Trust Management Agreement described in Paragraph 32 for the exact content and context thereof.

33.   Defendant neither admits nor denies the allegations contained in Paragraph 33 of the Complaint, which constitute Plaintiffs' characterizations of the Management Agreements, and respectfully refers the Court to the full text of the Management Agreements for the exact content and context thereof.

34.   Defendant denies the allegations contained in Paragraph 34 of the Complaint for the reasons stated in response to Paragraphs 56-59, *infra*, and respectfully refers the Court to the full text of the Management Agreements for the exact content and context thereof.

35.   Defendant neither admits nor denies the allegations contained in Paragraph 35 of the Complaint, which constitute Plaintiffs' characterizations of the Management Agreements, and respectfully refers the Court to the full text of the Management Agreements described in Paragraph 35 for the exact content and context thereof.

36.   Defendant neither admits nor denies the allegations contained in Paragraph 36 of the Complaint, which constitute Plaintiffs' characterizations of the Management Agreements, and respectfully refers the Court to the full text of the Management Agreements described in Paragraph 36 for the exact content and context thereof.

37.   Defendant denies the allegations contained in Paragraph 37 of the Complaint, and respectfully refers the Court to the Funds' Management Agreements and annual reports for fiscal year 2014 for the exact content and context thereof.

38.   Defendant denies the allegations contained in Paragraph 38 of the Complaint.

39.   Defendant denies the allegations contained in Paragraph 39 of the Complaint, and respectfully refers the Court to the Subadvisory and Sub-Administration Agreements for the exact content and context thereof.

40.   Defendant denies the allegations contained in Paragraph 40 of the Complaint.

41.   Defendant neither admits nor denies the allegations contained in Paragraph 41 of the Complaint, which constitute Plaintiffs' characterizations of the Subadvisory Agreements, and respectfully refers the Court to the Subadvisory Agreements for the Subadvisors described in Paragraph 41 for the exact content and context thereof.

42.   Defendant neither admits nor denies the allegations contained in Paragraph 42 of the Complaint, which constitute Plaintiffs' characterizations of the Subadvisory Agreements referenced in Paragraph 42, and respectfully refers the Court to the Subadvisory Agreements for the exact content and context thereof.

43.   In response to the allegations contained in Paragraph 43 of the Complaint, Defendant admits that the fees paid by Defendant to Marketfield Asset Management LLC and to Winslow Capital Management LLC, pursuant to the Subadvisory Agreements were established through arm's-length negotiations.

44.   Defendant neither admits nor denies the allegations contained in Paragraph 44 of the Complaint, which constitute Plaintiffs' beliefs and characterizations about the Subadvisory Agreements, and respectfully refers the Court to the Subadvisory Agreements described in Paragraph 44 for the exact content and context thereof.

45.   Defendant neither admits nor denies the allegations contained in Paragraph 45 of the Complaint, which constitute Plaintiffs' characterizations of the Subadvisory Agreements, and

respectfully refers the Court to the Subadvisory Agreements described in Paragraph 45 for the exact content and context thereof.

46.   Defendant neither admits nor denies the allegations contained in Paragraph 46 of the Complaint, which constitute Plaintiffs' characterizations of the Subadvisory Agreements and fees paid pursuant to those Agreements, and respectfully refers the Court to the Funds' annual reports for fiscal year 2014 and the Subadvisory Agreements described in Paragraph 46 for the exact content and context thereof.

47.   Defendant denies the allegations contained in Paragraph 47 of the Complaint for the reasons stated in response to Paragraph 62, *infra*, and respectfully refers the Court to the Sub-Administration Agreement described in Paragraph 47 for the exact content and context thereof.

48.   Defendant neither admits nor denies the allegations contained in Paragraph 48 of the Complaint, which constitute Plaintiffs' characterizations of the Sub-Administration Agreement described in Paragraph 48, and respectfully refers the Court to the Sub-Administration Agreement for the exact content and context thereof.

49.   Defendant admits the allegations contained in Paragraph 49 of the Complaint.

50.   Defendant neither admits nor denies the allegations contained in Paragraph 50 of the Complaint, which constitute Plaintiffs' beliefs and characterizations about the Sub-Administration Agreement, and respectfully refers the Court to the Sub-Administration Agreement described in Paragraph 50 for the exact content and context thereof.

51.   Defendant neither admits nor denies the allegations contained in Paragraph 51 of the Complaint, which constitute Plaintiffs' characterizations of the Sub-Administration Agreement, except admits that the Sub-Administration fee is not publicly disclosed, and

respectfully refers the Court to the Sub-Administration Agreement described in Paragraph 51 for the exact content and context thereof.

52. Defendant neither admits nor denies the allegations contained in Paragraph 52 of the Complaint, which constitute Plaintiffs' characterizations of the Sub-Administration Agreement and the fees paid pursuant to that Agreement, and respectfully refers the Court to the Sub-Administration Agreement for the exact content and context thereof.

53. Defendant denies the allegations contained in Paragraph 53 of the Complaint, and respectfully refers the Court to the Funds' annual reports for fiscal year 2014, the Management Agreements, the Subadvisory Agreements, and the Sub-Administration Agreement for the exact content and context thereof.

54. Defendant denies the allegations contained in Paragraph 54 of the Complaint.

55. Defendant denies the allegations contained in Paragraph 55 of the Complaint.

56. Defendant neither admits nor denies the allegations contained in Paragraph 56 of the Complaint, which constitute Plaintiffs' characterizations of the Management Agreements, and respectfully refers the Court to the full text of the Management Agreements described in Paragraph 56 for the exact content and context thereof.

57. Defendant neither admits nor denies the allegations contained in Paragraph 57 of the Complaint, which constitute Plaintiffs' characterizations of the "pertinent" parts of the Management Agreements, and respectfully refers the Court to the full text of the Management Agreements described in Paragraph 57 for the exact content and context thereof.

58. Defendant neither admits nor denies the allegations contained in Paragraph 58 of the Complaint, which constitute Plaintiffs' characterizations of the Management Agreements,

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and respectfully refers the Court to the full text of the Management Agreements described in Paragraph 58 for the exact content and context thereof.

59.   Defendant neither admits nor denies the allegations contained in Paragraph 59 of the Complaint, which constitute Plaintiffs' characterizations of the Management Agreements, and respectfully refers the Court to the full text of the Management Agreements described in Paragraph 59 for the exact content and context thereof.

60.   Defendant neither admits nor denies the allegations contained in Paragraph 60 of the Complaint, which constitute Plaintiffs' characterizations as to the "pertinent part" of the Management Agreements, and respectfully refers the Court to the full text of the Management Agreements described in Paragraph 60 for the exact content and context thereof.

61.   Defendant neither admits nor denies the allegations contained in Paragraph 61 of the Complaint, which contain excerpts of the Management Agreements and Subadvisory Agreements, and respectfully refers the Court to the full text of the Management Agreements and Subadvisory Agreements described in Paragraph 61 for the exact content and context thereof.

62.   Defendant neither admits nor denies the allegations contained in Paragraph 62 of the Complaint, which constitute Plaintiffs' characterizations of the Sub-Administration Agreement, and respectfully refers the Court to the full text of the Sub-Administrator Agreement described in Paragraph 62 for the exact content and context thereof.

63.   Defendant denies the allegations contained in Paragraph 63 of the Complaint.

64.   Defendant denies the allegations contained in Paragraph 64 of the Complaint.

65.   Defendant denies the allegations contained in Paragraph 65 of the Complaint.

66.   Defendant denies the allegations contained in Paragraph 66 of the Complaint.

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67.   Defendant denies the allegations contained in Paragraph 67 of the Complaint, and respectfully refers the Court to the Statements of Additional Information for the Prospectuses for the Funds, which identify five individuals who are officers of the Funds.

68.   Defendant admits the allegations contained in Paragraph 68 of the Complaint to the extent they concern the five individuals identified as officers of the Funds, but denies the allegation that there are six officers of the Funds.

69.   Defendant denies the allegations contained in Paragraph 69 of the Complaint, except admits that the five officers of the Funds are employed by Defendant.

70.   Defendant denies the allegations contained in Paragraph 70 of the Complaint.

71.   Defendant admits the allegations contained in Paragraph 71 of the Complaint.

72.   Defendant denies the allegations contained in Paragraph 72 of the Complaint.

73.   Defendant denies the allegations contained in Paragraph 73 of the Complaint.

74.   Defendant denies the allegations contained in Paragraph 74 of the Complaint.

75.   Defendant denies the allegations contained in Paragraph 75 of the Complaint.

76.   Defendant denies the allegations contained in Paragraph 76 of the Complaint, which constitute Plaintiffs' characterizations of the Management Agreements, and respectfully refers the Court to the full text of the Management Agreements described in Paragraph 76 for the exact content and context thereof.

77.   Defendant denies the allegations contained in Paragraph 77 of the Complaint.

78.   In response to the allegations contained in Paragraph 78 of the Complaint, Defendant admits that the Corporate Bond Fund's AUM was approximately $5.7 billion as of October 31, 2009, and was approximately $8.7 billion as of October 31, 2014.

79.   Defendant denies the allegations contained in Paragraph 79 of the Complaint, and respectfully refers the Court to the Corporate Bond Fund's annual reports for fiscal year 2009 through fiscal year 2014 for the exact content and context thereof.

80.   In response to the allegations contained in Paragraph 80 of the Complaint, Defendant admits that the Large Cap Fund's AUM was approximately $3.6 billion as of October 31, 2009, and was approximately $20.4 billion as of October 31, 2014.

81.   Defendant denies the allegations contained in Paragraph 81 of the Complaint, and respectfully refers the Court to the Large Cap Fund's annual reports for fiscal year 2009 through fiscal year 2014 for the exact content and context thereof.

82.   Defendant denies the allegations contained in Paragraph 82 of the Complaint, except admits that: (1) the Marketfield Fund's AUM was approximately $4.4 billion as of December 31, 2012 (the end of the fiscal year during which Defendant became the Fund's investment); (2) the Marketfield Fund's AUM was approximately $20 billion as of June 30, 2014; and (3) the Marketfield Fund's AUM was approximately $9.0 billion as of December 31, 2014.

83.   Defendant denies the allegations contained in Paragraph 83 of the Complaint, and respectfully refers the Court to the Marketfield Fund's annual reports for fiscal year 2012 through fiscal year 2014 for the exact content and context thereof.

84.   In response to the allegations contained in Paragraph 84 of the Complaint, Defendant admits that the High Yield Opportunities Fund's AUM was approximately $206 million as of October 31, 2009, and was approximately $1.18 billion as of October 31, 2014.

85.   Defendant denies the allegations contained in Paragraph 85 of the Complaint, and respectfully refers the Court to the High Yield Opportunities Fund's annual reports for fiscal year 2009 through fiscal year 2014 for the exact content and context thereof.

86.   Defendant denies the allegations contained in Paragraph 86 of the Complaint.

87.   Defendant denies the allegations contained in Paragraph 87 of the Complaint.

88.   Defendant denies the allegations contained in Paragraph 88 of the Complaint.

89.   Defendant denies the allegations contained in Paragraph 89 of the Complaint.

90.   Defendant denies the allegations contained in Paragraph 90 of the Complaint.

91.   Defendant denies the allegations contained in Paragraph 91 of the Complaint.

92.   Defendant denies the allegations contained in Paragraph 92 of the Complaint.

93.   Defendant denies the allegations contained in Paragraph 93 of the Complaint.

94.   Defendant denies the allegations contained in Paragraph 94 of the Complaint.

95.   Defendant neither admits nor denies the allegations contained in Paragraph 95 of the Complaint, which constitute Plaintiffs' characterizations of the entire mutual fund industry, to which no response is required.

96.   Defendant neither admits nor denies the allegations contained in Paragraph 96 of the Complaint, which constitute Plaintiffs' characterizations of the entire mutual fund industry to which no response is required, except admits that breakpoints in a mutual fund management fee schedule reduce the fund's management fee rate as the fund's AUM increase.

97.   Defendant denies the allegations contained in Paragraph 97 of the Complaint.

98.   Defendant denies the allegations contained in Paragraph 98 of the Complaint, and respectfully refers the Court to the Management Agreements described in Paragraph 98 for the exact content and context thereof.

99.   Defendant admits the allegations contained in Paragraph 99 of the Complaint.

100.   In response to the allegations contained in Paragraph 100 of the Complaint, Defendant admits that as of October 31, 2014, the Large Cap Fund had approximately $20.4 billion in AUM, exceeding the final breakpoint in the Fund's fee schedule by approximately $11.4 billion.

101.   Defendant admits the allegations contained in Paragraph 101 of the Complaint.

102.   Defendant admits the allegations contained in Paragraph 102 of the Complaint.

103.   Defendant denies the allegations contained in Paragraph 103 of the Complaint.

104.   Defendant neither admits nor denies the allegations contained in Paragraph 104 of the Complaint, which constitute Plaintiffs' characterizations of the Large Cap Fund, and respectfully refers the Court to the Large Cap Fund's Management Agreement and annual reports for fiscal year 2011 through fiscal year 2014 for the exact content and context thereof.

105.   Defendant neither admits nor denies the allegations contained in Paragraph 105 of the Complaint, which constitute Plaintiffs' characterizations of the Large Cap Fund, and respectfully refers the Court to the Large Cap Fund's Management Agreement and annual reports for fiscal year 2011 through fiscal year 2014 for the exact content and context thereof.

106.   Defendant denies the allegations contained in Paragraph 106 of the Complaint, which constitute Plaintiffs' characterizations of the Large Cap Fund, and respectfully refers the Court to the Large Cap Fund's Management Agreement and annual reports for fiscal year 2011 through fiscal year 2014 for the exact content and context thereof.

107.   Defendant denies the allegations contained in Paragraph 107 of the Complaint, which constitute Plaintiffs' characterizations of the Large Cap Fund, and respectfully refers the

Court to the Large Cap Fund's Management Agreement and annual reports for fiscal year 2011 through fiscal year 2014 for the exact content and context thereof.

108.   Defendant neither admits nor denies the allegations contained in Paragraph 108 of the Complaint, which constitute Plaintiffs' characterizations of the Corporate Bond Fund, and respectfully refers the Court to the Corporate Bond Fund's Management Agreement and annual reports for fiscal year 2011 through fiscal year 2014 for the exact content and context thereof.

109.   Defendant neither admits nor denies the allegations contained in Paragraph 109 of the Complaint, which constitute Plaintiffs' characterizations of the Corporate Bond Fund, and respectfully refers the Court to the Corporate Bond Fund's Management Agreement and annual reports for fiscal year 2011 through fiscal year 2014 for the exact content and context thereof.

110.   Defendant denies the allegations contained in Paragraph 110 of the Complaint, which constitute Plaintiffs' characterizations of the Corporate Bond Fund, and respectfully refers the Court to the Corporate Bond Fund's Management Agreement and annual reports for fiscal year 2011 through fiscal year 2014 for the exact content and context thereof.

111.   Defendant denies the allegations contained in Paragraph 111 of the Complaint, which constitute Plaintiffs' characterizations of the Corporate Bond Fund, and respectfully refers the Court to the Corporate Bond Fund's Management Agreement and annual reports for fiscal year 2011 through fiscal year 2014 for the exact content and context thereof.

112.   Defendant denies the allegations contained in Paragraph 112 of the Complaint, and respectfully refers the Court to the Marketfield Fund's Management Agreement for the exact content and context thereof.

113.   Defendant neither admits nor denies the allegations contained in Paragraph 113 of the Complaint, which constitute Plaintiffs' characterizations of the Marketfield Fund, and

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respectfully refers the Court to the Marketfield Fund's Management Agreement and annual report for fiscal year 2014 for the exact content and context thereof.

114.   Defendant neither admits nor denies the allegations contained in Paragraph 114 of the Complaint, which constitute Plaintiffs' characterizations of the Marketfield Fund, and respectfully refers the Court to the Marketfield Fund's Management Agreement and annual reports for fiscal years 2012 through fiscal year 2014 for the exact content and context thereof.

115.   Defendant denies the allegations contained in Paragraph 115 of the Complaint, which constitute Plaintiffs' characterizations of the Marketfield Fund, and respectfully refers the Court to the Marketfield Fund's Management Agreement and annual report for fiscal year 2014 for the exact content and context thereof.

116.   Defendant denies the allegations contained in Paragraph 116 of the Complaint, which constitute Plaintiffs' characterizations of the Marketfield Fund, and respectfully refers the Court to the Marketfield Fund's Management Agreement and annual report for fiscal year 2014 for the exact content and context thereof.

117.   Defendant denies the allegations contained in Paragraph 117 of the Complaint, and respectfully refers the Court to the High Yield Opportunities Fund's Management Agreement for the exact content and context thereof.

118.   Defendant denies the allegations contained in Paragraph 118 of the Complaint.

119.   Defendant denies the allegations contained in Paragraph 119 of the Complaint.

120.   Defendant denies the allegations contained in Paragraph 120 of the Complaint.

121.   Defendant admits that the prospectus benchmark and investment-returns data contained in Paragraph 121 of the Complaint accurately reflect the data contained in the

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Corporate Bond Fund Prospectus for fiscal 2014, and respectfully refers the Court to that Prospectus for the exact content and context thereof.

122.   Defendant admits that the prospectus benchmark and investment-returns data contained in Paragraph 122 of the Complaint accurately reflect the data contained in the Large Cap Fund Prospectus for fiscal 2014, and respectfully refers the Court to that Prospectus for the exact content and context thereof.

123.   Defendant admits that the prospectus benchmark and investment-returns data contained in Paragraph 123 of the Complaint accurately reflect the data contained in the Marketfield Fund Prospectus for fiscal 2014, and respectfully refers the Court to that Prospectus for the exact content and context thereof.

124.   Defendant denies the allegations contained in Paragraph 124 of the Complaint.

125.   Defendant neither admits nor denies the allegations contained in Paragraph 125 of the Complaint, which constitute legal conclusions as to which no response is required.

126.   Defendant denies the allegations contained in Paragraph 126 of the Complaint.

127.   Defendant denies the allegations contained in Paragraph 127 of the Complaint, and respectfully refers the Court to the Funds' SEC filings describing the Board members for the exact content and context thereof.

128.   Defendant admits the allegations contained in Paragraph 128 of the Complaint.

129.   Defendant denies the allegations contained in Paragraph 129 of the Complaint, except admits that Defendant provided information to the Board in connection with approval of the Funds' Management Agreements, and respectfully refers the Court to 15 U.S.C. § 80a-15(c) and the Funds' SEC filings for the exact content and context thereof.

130.   Defendant denies the allegations contained in Paragraph 130 of the Complaint.

131.   Defendant denies the allegations contained in Paragraph 131 of the Complaint.

132.   Defendant denies the allegations contained in Paragraph 132 of the Complaint.

133.   Defendant denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 133 of the Complaint.

134.   In response to the allegations contained in Paragraph 134 of the Complaint, Defendant admits that the Funds do not have a direct contract with the Subadvisors for the investment advisory services they provide to the Fund, and the Funds do not have a direct contract with State Street for the administrative services it provides to the Funds.

135.   Defendant denies the allegations contained in Paragraph 135 of the Complaint.

136.   Defendant denies the allegations contained in Paragraph 136 of the Complaint.

137.   Defendant denies the allegations contained in Paragraph 137 of the Complaint.

138.   Defendant denies the allegations contained in Paragraph 138 of the Complaint, except admits that the investment advisory fees are paid out of each Fund's assets, and those fees, like any fund expense, reduce a Fund's net assets.

139.   Defendant denies the allegations contained in Paragraph 139 of the Complaint.

140.   Defendant denies the allegations contained in Paragraph 140 of the Complaint.

141.   In response to Paragraph 141 of the Complaint, Defendant incorporates its previous responses to each and every allegation contained in Paragraphs 1-17, 19-20, 22-30, 32-77, 82-83, 86-98, 112-116, 119-120, and 123-140, as if fully set forth herein.

142.   Defendant neither admits nor denies the allegations contained in Paragraph 142 of the Complaint, which constitute legal conclusions as to which no response is required. To the extent a response is required, Defendant denies that Plaintiffs have any claim against Defendant.

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143.   In response to the allegations contained in Paragraph 143 of the Complaint, Defendant admits that it has been the investment adviser to the Marketfield Fund during the relevant time period alleged in the Complaint.

144.   Defendant neither admits nor denies the allegations contained in Paragraph 144 of the Complaint, which constitute legal conclusions as to which no response is required.

145.   Defendant denies the allegations contained in Paragraph 145 of the Complaint.

146.   Defendant denies the allegations contained in Paragraph 146 of the Complaint.

147.   Defendant denies the allegations contained in Paragraph 147 of the Complaint, except admits that Plaintiffs purport to bring a claim under Section 36(b), and denies that Plaintiffs have any claim against Defendant.

148.   Defendant denies the allegations contained in Paragraph 148 of the Complaint, except admits that Plaintiffs purport to bring a claim under Section 47 of the 1940 Act, and denies that Plaintiffs have any claim against Defendant.

149.   In response to Paragraph 149 of the Complaint, Defendant incorporates its previous responses to each and every allegation contained in Paragraphs 1-16, 19-21, 23-31, 33-77, 80-81, 86-100, 103-107, 119-120, 122, and 124-140, as if fully set forth herein.

150.   Defendant neither admits nor denies the allegations contained in Paragraph 150 of the Complaint, which constitute legal conclusions as to which no response is required. To the extent a response is required, Defendant denies that Plaintiffs have any claim against Defendant.

151.   Defendant admits the allegation contained in Paragraph 151 of the Complaint.

152.   Defendant neither admits nor denies the allegations contained in Paragraph 152 of the Complaint, which constitute legal conclusions to which no response is required. To the extent a response is required, Defendant denies that Plaintiffs have any claim against Defendant.

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153.   Defendant denies the allegations contained in Paragraph 153 of the Complaint.

154.   Defendant denies the allegations contained in Paragraph 154 of the Complaint.

155.   Defendant denies the allegations contained in Paragraph 155 of the Complaint, except admits that Plaintiffs purport to bring a claim under Section 36(b), and denies that Plaintiffs have any claim against Defendant.

156.   Defendant denies the allegations contained in Paragraph 156 of the Complaint, except admits that Plaintiffs purport to bring a claim under Section 47 of the 1940 Act, and denies that Plaintiffs have any claim against Defendant.

157.   In response to Paragraph 157 of the Complaint, Defendant incorporates its previous responses to each and every allegation contained in Paragraphs 1-15, 18-21, 23-31, 33-79, 86-98, 101-103, 108-111, 119-121, and 124-140, as if fully set forth herein.

158.   Defendant neither admits nor denies the allegations contained in Paragraph 158 of the Complaint, which constitute legal conclusions as to which no response is required. To the extent a response is required, Defendant denies that Plaintiffs have any claim against Defendant.

159.   Defendant admits the allegations contained in Paragraph 159 of the Complaint.

160.   Defendant neither admits nor denies the allegations contained in Paragraph 160 of the Complaint, which constitute legal conclusions to which no response is required. To the extent a response is required, Defendant denies that Plaintiffs have any claim against Defendant.

161.   Defendant denies the allegations contained in Paragraph 161 of the Complaint.

162.   Defendant denies the allegations contained in Paragraph 162 of the Complaint.

163.   Defendant denies the allegations contained in Paragraph 163 of the Complaint, except admits that Plaintiffs purport to bring a claim under Section 36(b), and denies that Plaintiffs have any claim against Defendant.

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164.   Defendant denies the allegations contained in Paragraph 164 of the Complaint, except admits that Plaintiffs purport to bring a claim under Section 47 of the 1940 Act, and denies that Plaintiffs have any claim against Defendant.

165.   In response to Paragraph 165 of the Complaint, Defendant incorporates its previous responses to each and every allegation contained in Paragraphs 1-15, 18-20, 22-30, 32-77, 84-97, 117-118, and 124-140, as if fully set forth herein.

166.   Defendant neither admits nor denies the allegations contained in Paragraph 166 of the Complaint, which constitute legal conclusions as to which no response is required. To the extent a response is required, Defendant denies that Plaintiffs have any claim against Defendant.

167.   Defendant admits the allegation contained in Paragraph 167 of the Complaint.

168.   Defendant neither admits nor denies the allegations contained in Paragraph 168 of the Complaint, which constitute a legal conclusion to which no response is required. To the extent a response is required, Defendant denies that Plaintiffs have any claim against Defendant.

169.   Defendant denies the allegations contained in Paragraph 169 of the Complaint.

170.   Defendant denies the allegations contained in Paragraph 170 of the Complaint.

171.   Defendant denies the allegations contained in Paragraph 171 of the Complaint, except admits that Plaintiffs purport to bring a claim under Section 36(b), and denies that Plaintiffs have any claim against Defendant.

172.   Defendant denies the allegations contained in Paragraph 172 of the Complaint, except admits that Plaintiffs purport to bring a claim under Section 47 of the 1940 Act, and denies that Plaintiffs have any claim against Defendant.

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DEFENSES

Without undertaking any burden of proof where such burden does not otherwise reside with Defendant, as separate and distinct defenses to the causes of action asserted in the Complaint, Defendant asserts and alleges as follows:

First Defense

The Complaint fails to state a claim upon which relief can be granted.

Second Defense

Some or all of the Plaintiffs lack standing to bring the claims asserted in the Complaint.

Third Defense

If and to the extent Plaintiffs purport to assert a claim on behalf of any mutual fund series of NYLIM other than a mutual fund series in which he or she holds and has continuously held shares throughout the duration of the litigation, Plaintiffs lack standing to assert such a claim.

Fourth Defense

Plaintiffs' claims are barred in whole or in part by the applicable statute of limitations and the one-year statutory limitation on the time for recovering damages under 15 U.S.C. § 80a-35(b).

Fifth Defense

The time limitation for any claimed recovery as to the High Yield Opportunities Fund under 15 U.S.C. § 80a-35(b) commences no earlier than one year prior to April 20, 2015, the date on which Plaintiff Patti asserted his claim as to that Fund, not December 23, 2014, the date on which the other Plaintiffs asserted claims as to the Large Cap Growth Fund, the High Yield Corporate Bond Fund, and the Marketfield Fund.

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Sixth Defense

Plaintiffs have not suffered any legally cognizable losses or damages from their purported investments in the Funds.

Seventh Defense

Any injury sustained by Plaintiffs on behalf of the Funds was not directly or proximately caused by the alleged breach of fiduciary duty as set forth in the Complaint.

Eighth Defense

Plaintiffs, by virtue of their decision to purchase and their continued ownership of shares in the Funds, and consequent receipt of information concerning the performance, fee schedules and total expense ratios of each Fund over the course of time, have been fully informed of all material facts pertaining to NYLIM's receipt of compensation paid on behalf of the Funds for services provided to the Funds. While thus fully informed, Plaintiffs expressed their satisfaction with their investments by retaining their shares in each Fund. Plaintiffs' claims therefore are barred, in whole or in part, by the doctrines of laches, waiver, estoppel, unclean hands, ratification, disclosure and/or consent.

Ninth Defense

Defendant acted at all times and in all respects in good faith and with due care, and did not engage in any conduct which would constitute a breach of fiduciary duty.

Tenth Defense

The Independent Trustees of the Funds received adequate information from Defendant and exercised good faith business judgment in approving the investment management agreements in effect at the time Plaintiffs purportedly became shareholders, and in subsequently

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approving renewals of the investment management agreements, including the advisory fee schedules.

Eleventh Defense

In order to establish that an investment advisory fee is excessive under 15 U.S.C. § 80a-35(b), a plaintiff must prove that the investment advisory fee as a whole is so disproportionately large that it bears no reasonable relationship to the value of the services provided and could not have been the product of arm's-length bargaining, and it is insufficient to challenge as excessive only a portion of the investment advisory fee paid for a particular portion of the services provided. Plaintiffs' claims are barred because, as a whole, the investment advisory fee for each Fund is not so disproportionately large that it bears no reasonable relationship to the value of the services provided by NYLIM and could not have been the product of arm's-length bargaining.

Twelfth Defense

Plaintiffs are not entitled to a trial by jury.

Thirteenth Defense

To the extent that this action seeks exemplary or punitive damages, any such relief would violate Defendant's rights to procedural and substantive due process.

Fourteenth Defense

Plaintiffs may not obtain rescission under Section 47(b) of the 1940 Act, 15 U.S.C. § 80a-46(b), because rescission is not available as a remedy for purported violations of Section 36(b). Furthermore, Section 47(b) provides that a contract that violates the 1940 Act is "unenforceable by either party," and Plaintiffs, as nonparties to the Management Agreements, have no standing to pursue a request for rescission. Moreover, the Second Amended Complaint contains none of the allegations that would be required under Fed. R. Civ. P. 23.1 and state law

ACTIVE/84459922.1

24

to assert a claim for rescission on behalf of the Funds. Consequently, Plaintiffs' claims for rescission are barred.

Fifteenth Defense

Defendant hereby gives notice that it intends to rely upon such other and further defenses as may become available or apparent during pre-trial proceedings in this case and hereby reserves all rights to amend its answer to assert such defenses.

ACTIVE/84459922.1

Dated: November 30, 2015

Respectfully submitted,

s/Liza M. Walsh
Liza M. Walsh
Katelyn O'Reilly
CONNELL FOLEY, LLP
One Newark Center
1085 Raymond Boulevard, 19th Floor
Newark, NJ 07102
Tel.: (973) 757-1100

OF COUNSEL:

James O. Fleckner (admitted *pro hac vice*)
David Rosenberg (admitted *pro hac vice*)
GOODWIN PROCTER LLP
Exchange Place
53 State Street
Boston, MA 02109
Tel.: (617) 570-1000

Mary K. Dulka (admitted *pro hac vice*)
GOODWIN PROCTER LLP
620 Eighth Avenue
New York, NY 10018
Tel.: (212) 813-8800

*Attorneys for Defendant New York Life Investment
Management LLC*

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LOCAL CIVIL RULE 11.2 CERTIFICATION

I certify that, to the best of my knowledge, the matter in controversy between these parties is not the subject of any other pending or anticipated litigation in any court, or of any pending or anticipated arbitration or administrative proceeding.

Date: November 30, 2015   */s/ Liza M. Walsh*
                                                                      Liza M. Walsh

LOCAL CIVIL RULE 201.1 CERTIFICATION

I certify that the above-captioned matter is not subject to compulsory arbitration in that declaratory and injunctive relief is sought.

Date: November 30, 2015   */s/ Liza M. Walsh*
                                                                      Liza M. Walsh

ACTIVE/84459922.1